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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66202

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Safe Harbor Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3131 Turtle Creek Blvd., Suite 915
(No. and Street)

Dallas	Texas	75219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive	**Irving**	**Texas**	**75063**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Oberle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Safe Harbor Securities, Inc.**, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

MICHAEL R. MARTIN
Notary Public, State of Texas
My Comm. Expires Mar. 3, 2012

Signature

President & CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAFE HARBOR SECURITIES, INC.

FINANCIAL REPORT

DECEMBER 31, 2008

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Safe Harbor Securities, Inc.

We have audited the accompanying statement of financial condition of Safe Harbor Securities, Inc. as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Safe Harbor Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V George PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 27, 2009

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

SAFE HARBOR SECURITIES, INC.
Statement of Financial Condition
December 31, 2008

ASSETS

Cash	$ 24,437
Commissions receivable	2,866
Prepaid expenses	1,287
Clearing deposit	50,571
Property and equipment, net	9,637
Other assets	4,000
TOTAL ASSETS	$ 92,798

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 162

Stockholder's Equity

Common stock, 1,000,000 shares authorized of $0.01 value, 100,000 shares issued and outstanding	1,000
Additional paid-in capital	262,057
Accumulated deficit	(170,421)
TOTAL STOCKHOLDER'S EQUITY	92,636
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 92,798

See notes to financial statements.

SAFE HARBOR SECURITIES, INC.
Statement of Income
Year Ended December 31, 2008

Revenue	
Securities commissions	$ 64,149
Other revenue	4,268
TOTAL REVENUE	68,417
Expenses	
Clearing charges	15,555
Communications	10,891
Occupancy and equipment costs	32,513
Regulatory fees and expenses	1,060
Professional fees	10,013
Other expenses	16,889
TOTAL EXPENSES	86,921
Net loss before other gain	(18,504)
Other gain	
Gain on disposal of property and equipment	1,423
NET LOSS	$ (17,081)

See notes to financial statements.

SAFE HARBOR SECURITIES, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2008

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2007	100,000	$ 1,000	$ 307,057	$ (153,340)	$ 154,717
Return of capital to shareholder	-	-	(45,000)	-	(45,000)
Net loss	-	-	-	(17,081)	(17,081)
Balances at December 31, 2008	100,000	$ 1,000	$ 262,057	$ (170,421)	$ 92,636

See notes to financial statements.

SAFE HARBOR SECURITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities:	
Net loss	$ (17,081)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation	12,005
Gain on disposal of property and equipment	(1,423)
Change in assets and liabilities	
Decrease in commissions receivable	8,690
Increase in prepaid expenses	(170)
Decrease in clearing deposit	3,314
Decrease in other assets	3,000
Decrease in accounts payable and accrued expenses	(2,049)
Net cash provided by operating activities	6,286
Cash flows from investing activities:	
Proceeds from sale of propety and equipment	1,423
Cash flows from financing activities:	
Return of capital to shareholder	(45,000)
Net decrease in cash	(37,291)
Cash at beginning of year	61,728
Cash at end of year	$ 24,437

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.

SAFE HARBOR SECURITIES, INC.
Notes to Financial Statements

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Safe Harbor Securities, Inc. (Company) was organized in August 2003 as a Texas corporation. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's customers are primarily individuals in Texas.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Securities Transactions</u>

Securities transactions and the related commission revenue and expenses are recorded on a trade date basis.

<u>Property and Equipment</u>

Property and equipment is carried at cost less accumulated depreciation. Depreciation is provided for by the straight line method using estimated lives of five to seven years.

<u>Income Taxes</u>

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, resulting in all federal tax liabilities or benefits relating to the operations of the Company passing through to the individual shareholder. The Company is subject to state income taxes.

Note 2 - Transactions with Clearing Broker/Dealer

The Company entered into a sub-clearing agreement with another introducing broker/dealer and its clearing broker/dealer in September 2008. The sub-clearing agreement extends the clearing broker/dealer's clearing, execution and other services to the Company through the other introducing broker/dealer. The sub-clearing agreement benefits both the Company and the other introducing broker/dealer, among other things, in that the combined accounts introduced to the clearing broker/dealer by the Company and the other introducing broker/dealer will result in reduced clearing charges to both the Company and the other introducing broker/dealer. The Company will introduce its customer accounts to the clearing broker/dealer through the other introducing broker/dealer. The other introducing broker/dealer will receive fees for its sub-clearing services at a fixed rate multiplied by the number of tickets traded by the Company. The initial sub-clearing agreement is for a twelve-month period ending in September 2009, and automatically renews for successive six-month periods unless terminated with sixty days notice of the termination by either party.

The Company canceled its clearing agreement with its prior clearing broker/dealer effective September 30, 2008, but did not begin the initial transfer of customer accounts until November 12, 2008; therefore, in accordance with FINRA Regulatory Notice 08-46 the Company has treated its clearing deposit with the prior clearing broker/dealer as an allowable asset for net capital purposes through December 17, 2008.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital and net capital requirements of $26,612 and $5,000, respectively. The Company's net capital ratio was 0.01 to 1.

Note 4 - Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation and consists of the following:

Furniture and fixtures	$ 8,282
Machinery and equipment	12,518
Leasehold improvements	19,160
	39,960
Accumulated depreciation	30,323
	$ 9,637

Depreciation expense for the year was $12,005 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 5 - Concentration of Revenue

The sole shareholder generated approximately 95% of the Company's revenue during the year.

Note 6 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer through a sub-clearing agreement with another introducing broker/dealer (See Note 2). The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company has a clearing deposit and commissions receivable held by and due from its clearing broker/dealer totaling $52,822, or approximately 57% of the Company's total assets.

Note 7 - Subsequent Event

The Company received a return of its clearing deposit from its prior clearing broker/dealer and made a return of capital to the shareholder of $50,580 in January 2009.

Schedule I

SAFE HARBOR SECURITIES, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2008

Total stockholder's equity qualified for net capital	$ 92,636
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	529
Prepaid expenses	1,287
Clearing deposit	50,571
Property and equipment, net	9,637
Other assets	4,000
Total deductions and/or charges	66,024
Net Capital	$ 26,612
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 162
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 21,612
Ratio of aggregate indebtedness to net capital	0.01 to 1

Schedule II

SAFE HARBOR SECURITIES, INC.
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of December 31, 2008

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2008 (unaudited)	$ 76,172
Audit adjustments:	
Clearing deposit classified as non-allowable in accordance with FINRA Regulatory Notice 08-46	(50,571)
Decrease in haircuts on securities - money market funds in clearing deposit now considered 100% non-allowable	1,011
Net capital as computed on Schedule I	$ 26,612

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Safe Harbor Securities, Inc.

In planning and performing our audit of the financial statements of Safe Harbor Securities, Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 27, 2009